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KATHERINE COGHLAN katherine.coghlan@dechert.com +1 212 641 5643 Direct +1 212 698 3599 Fax

February 22, 2024

David Manion

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-0504

Re: Harbor ETF Trust (the “Registrant”), SEC File Nos. 333-255884 and 811-23661

Dear Mr. Manion:

This letter responds to certain comments you provided to Meredyth Whitford-Schultz of Harbor Capital Advisors, Inc., Meagan Cox of Dechert LLP and me during a telephonic discussion on January 24, 2024 with respect to your review pursuant to the Sarbanes Oxley Act of 2002 of the annual reports filed on Form N-CSR and other filings for certain series of the Registrant (each, a “Fund”), relating to the fiscal year ended October 31, 2023. The Registrant has considered the comments and has authorized us to make the responses discussed below on its behalf.

Comment 1. The Staff notes that Items C.7.n and C.7.n.i of Form N-CEN relating to a Fund’s derivatives use pursuant to Rule 18f-4 under the Investment Company Act of 1940, as amended (the “1940 Act”), were not completed for any of the Funds. Please address the following comments relating to the Funds’ derivatives use and reliance on Rule 18f-4:

(a) With respect to the Harbor Commodity All-Weather Strategy ETF, Harbor Energy Transition Strategy ETF and Harbor Scientific Alpha Income ETF, please confirm whether the Funds complied with each of the conditions of Rule 18f-4 during the fiscal year ended October 31, 2023.

(b) Except with respect to the three Funds listed in paragraph (a) of this comment, please confirm that the other series of the Registrant do not utilize derivatives and are not subject to the requirements of Rule 18f-4.

(c) Please file an amended filing on Form N-CEN for the fiscal year ended October 31, 2023, and ensure all items, including Items C.7.n and C.7.n.i, have been answered completely and accurately for all Funds.

Response 1.

(a) Registrant confirms that the Board of Trustees has adopted policies and procedures pursuant to Rule 18f-4 under the 1940 Act and, with respect to each of Harbor Commodity All-Weather Strategy ETF, Harbor Energy Transition Strategy ETF and Harbor Scientific Alpha Income ETF, has adopted and implemented a written derivatives risk management program (the “Program”). The Registrant further confirms that such policies and procedures and the Program were in place during the fiscal year ended October 31, 2023. The Program includes each of the elements required under Rule 18f-4, including (i) risk identification and assessment; (ii) the establishment, maintenance and enforcement of risk guidelines with respect to derivatives risks; (iii) stress testing; (iv) backtesting of the results of the value-at-risk (“VaR”) calculation model; (v) internal reporting and escalation; and (vi) periodic review of the Program. The Board of Trustees, including a majority of the trustees that are not considered to be interested persons of the Fund, has approved an individual to serve as the derivatives risk manager to administer the Program. The Registrant further notes that the Program also incorporates the requirements set forth under Rule 18f-4 relating to limits on fund leverage risk (i.e., VaR limits) and board oversight and reporting.

(b) Registrant confirms that, except with respect to Harbor Commodity All-Weather Strategy ETF, Harbor Energy Transition Strategy ETF and Harbor Scientific Alpha Income ETF, each series of the Registrant relies on the exemption from Rule 18f-4’s Program, VaR limits and certain board oversight and reporting requirements that is available to limited derivatives users, subject to the conditions set forth under Rule 18f-4(c)(4), including that such a Fund’s derivatives exposure does not exceed 10% of the Fund’s net assets.

(c) Registrant confirms that it will file an amended filing on Form N-CEN for the fiscal year ended October 31, 2023 with all items answered completely and accurately for all Funds, including Items C.7.n and C.7.n.i.

Comment 2. Please confirm that there were no changes to the Registrant’s internal control over financial reporting during the fiscal year ended October 31, 2023 that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting. The Staff notes that Item 16(b) of Form N-CSR was recently amended to relate to the period covered by the report rather than to relate only to “the second fiscal quarter of the period covered” by the report.

Response 2. Registrant confirms that there were no changes to the Registrant’s internal controls over financial reporting that occurred during the period covered by Form N-CSR that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

Comment 3. The Staff notes that Form N-CSR was amended in 2022 to include Items 4(i) and 4(j) and further notes that the Registrant’s Form N-CSR filing for the fiscal year ended October 31, 2023 did not include responses to Items 4(i) or 4(j) of Form N-CSR. Please confirm that the Registrant will use the most recent version of Form N-CSR for future filings.

Response 3. Registrant confirms that its future filings on Form N-CSR will be based on the most recent version of such form.

Comment 4. With respect to the “Investment Portfolio Transactions – Swap Agreements” tables relating to each of Harbor Commodity All-Weather Strategy ETF and Harbor Energy Transition Strategy ETF included in the Registrant’s filing on Form N-CSR, please confirm and supplementally explain why there was no value reported for of any of the swap agreements entered into by Harbor Commodity All-Weather Strategy ETF and Harbor Energy Transition Strategy ETF as of the fiscal year ended October 31, 2023.

Response 4. Registrant confirms that the swap agreements entered into by Harbor Commodity All-Weather Strategy ETF and Harbor Energy Transition Strategy ETF had no market value to report as of the fiscal year ended October 31, 2023, as the swap positions for each of these Funds originated on October 31, 2023. The Registrant notes that the notional value of such swap agreements is also reported in the “Investment Portfolio Transactions – Swap Agreements” tables. In addition, the Registrant notes that its auditor independently validated these swap position valuations.

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If you would like to discuss this response in further detail or if you have any questions, please feel free to contact me at (212) 641 5643.

Sincerely

/s/ Katherine Coghlan
Katherine Coghlan

Cc:	Charles F. McCain
Diana R. Podgorny, Esq.

Meredyth Whitford-Schultz, Esq.
John Paral
Harbor ETF Trust

Christopher P. Harvey, Esq.
Stephanie A. Capistron, Esq.
Dechert LLP

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